LUNA GOLD CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Quarter Ended March 31, 2006

INTRODUCTION

This first quarter 2006 Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim financial statements for the period ended March 31, 2006, the audited annual consolidated financial statements and the MD&A for the year ended December 31, 2005. The information contained within this MD&A is current to May 29, 2006, and stated in U.S. dollars, unless otherwise noted.

FORWARD LOOKING STATEMENTS

This quarterly report contains certain forward-looking statements. Much of the information included in this report includes or is based upon estimates, projections or other "forward looking statements". Such forward-looking statements include any projections or estimates made by management in connection with the Company's business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect management's current judgment regarding the direction of the Company's business, actual results will almost always vary, sometimes materially, from any estimates, prediction, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward looking statements" involve various risks and uncertainties as outlined below. Management caution the reader that important factors in some cases have affected and in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward looking statements."

OVERALL PERFORMANCE

Our financial statements contained in this quarterly report have been prepared on a going concern basis, which assumes that we will be able to realize our assets and discharge our obligations in the normal course of business. We incurred net losses from operations for the period ended March 31, 2006, for the period ended March 31, 2005 and for the period from the inception of our mining business as of January 20, 2003 to March 31, 2005 of $125,039, $349,133 and $2,556,391, respectively. We did not earn any revenues during the period ended March 31, 2006 and the year ended December 31, 2005.

The exploration projects the Company is currently engaged in are as follows:

Red Rock Property

On March 4, 2004, the Company acquired an option on the Red Rock Property, and have the right to acquire a 100% interest, in these 80 mineral claims located in Lander County, Nevada, subject to a retained 3% net smelter royalty. The Company made an initial $5,000 payment upon execution of the agreement dated February 27, 2004. Further to an amended agreement dated September 9, 2005, the Company's is required to make further cash payments totalling $1,400,000 over a 15 year period at the Company's option as follows:

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (PAID)	--
March 1, 2005	$15,000 (PAID)	$10,000 Completed
March 1, 2006	$25,000 (PAID)	$50,000
March 1, 2007	$35,000	$100,000
March 1, 2008	$50,000	$100,000
March 1, 2009	$60,000	$250,000
March 1, 2010	$60,000	$250,000
March 1, 2011	$70,000	$240,000
March 1, 2012	$70,000	$50,000
March 1, 2013	$80,000	$50,000
March 1, 2014	$90,000	$50,000
March 1, 2015	$100,000	$50,000
March 1, 2016	$100,000	$50,000
March 1, 2017	$100,000	$50,000
March 1, 2018	$100,000	$50,000
March 1, 2019	$440,000	$50,000
TOTAL	$1,400,000	$1,400,000

On February 15, 2006 the Company entered into a formal agreement with Centerra (U.S.) Inc. ("Centerra"), a wholly owned subsidiary of Centerra Gold Inc., on its Red Rock Property, 20 miles south of Battle Mountain Nevada. The formal agreement replaces a Letter of Intent completed in September 2005.

Centerra has the right to earn a 60% interest in Luna's leasehold interest in the claims comprising the Red Rock Project (the "Property") by spending $1.9 million over six years, at which time Centerra and Luna will form a joint venture. After formation of the joint venture, Centerra can earn an additional 15% interest in the Property by spending a further $3.1 million over four years. Luna leases the Property from an underlying owner and it is contiguous with a separate property owned by Centerra.

While under the Letter of Intent, Centerra conducted a mapping and sampling program and a gravity survey in late 2005. Centerra also expanded the land package by staking an additional 114 claims. Luna now has interest in 1,740 hectares.

Under the terms of the agreement, Centerra is responsible for all future cash payments and work commitment expenditures.

Blue Mountain Project

The Company entered into an agreement dated March 18, 2003 with Nassau Ltd. ("Nassau") a private U.S. company, to acquire a 100% interest in certain mining claims known as the Blue Mountain project. The project, which is made up of 31 unpatented mining claims, is located in Humboldt County, Nevada approximately 20 miles west of Winnemucca, Nevada (the "Blue Mountain Project").

In accordance with the terms of its agreement with Nassau, the Company has agreed that in order to acquire a 100% interest in the Blue Mountain Project, the Company will make the following payments and issue the following shares to Nassau:

(i)

50,000 shares were issued on August 8, 2003 when the TSX Venture Exchange (the "TSX") approved (the "Approval Date") the Blue Mountain Project as a "qualifying property" (as defined within the rules and policies of the TSX);

(ii)	An additional 50,000 shares were issued on Aug 8, 2004;
(iii)	Two years following the Approval Date a payment in the amount of $20,000 (PAID);
(iv)	three years following the Approval Date a payment in the amount of $30,000;
(v)	four years following the Approval Date a payment in the amount of $40,000;
(vi)	five years following the Approval Date a payment in the amount of $100,000; and
(vii)	six years following the Approval Date a payment in the amount of $1,300,000 (the "Final Payment").

Upon the Company making the Final Payment to Nassau the Company will then own 100% of the Blue Mountain Project subject only to a 2% net smelter royalty on all minerals (the "Royalty") and the Company will have the right to buy down the Royalty to a 1% NSR by paying Nassau the sum of $1,500,000 at any time prior to completion of the first year of production. All payments are in U.S. dollars.

Trout Creek Project

On January 31, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Trout Creek Project, located in Humboldt County, Nevada, subject to a retained net smelter royalty (the "NSR") on gold of 2%. The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company's option, make further cash payments totalling $1,000,000 over a six year period.

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (Paid)	--
By Yr. 1 Anniversary	$10,000	$25,000
By Yr. 2 Anniversary	$15,000	$50,000
By Yr. 3 Anniversary	$20,000	$100,000
By Yr. 4 Anniversary	$40,000	$125,000
By Yr. 5 Anniversary	$80,000	$200,000
By Yr. 6 Anniversary	$830,000	$500,000
TOTAL	$1,000,000	$1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

Stone Cabin Project

On February 3, 2006 the Company entered into an agreement to acquire a 100% undivided interest in the Stone Cabin Project, located in Nevada, USA, subject to a retained net smelter royalty (the "NSR") on gold of 2%. The Company made an initial $5,000 payment upon execution of the agreement, and would, at the Company's option, make further cash payments totalling $1,000,000 over a six year period.

Due Date	Cash Payment	Work Commitment
On execution of Agreement	$5,000 (Paid)	--
By Yr. 1 Anniversary	$10,000	$25,000
By Yr. 2 Anniversary	$15,000	$50,000
By Yr. 3 Anniversary	$20,000	$100,000
By Yr. 4 Anniversary	$40,000	$125,000
By Yr. 5 Anniversary	$80,000	$200,000
By Yr. 6 Anniversary	$830,000	$500,000
TOTAL	$1,000,000	$1,000,000

Upon the Company making the final payment, the Company will own 100% of the project, subject only to the NSR, and will have the right to buy down the NSR to a 1% NSR by paying the optionor the sum of $1,000,000 at any time prior to completion of the first year of production.

RESULTS OF OPERATIONS

Three-month period ended March 31, 2006

We incurred a net loss of $125,039 for the three-month period ended March 31, 2006, resulting in a loss per share of $0.01. The loss was attributable to operating expenses of $128,116 offset mostly by a foreign exchange gain of $2,839.

During the period we incurred exploration expenses of $18,059, business development of $24,814, $4,961 in filing fees, $8,724 in general and administrative expenses, $6,497 in management fees, $27,978 in professional fees, $3,833 in rent, $9,421 in travel expenses and $22,999 in wages and benefits.

For the quarter ended March 31, 2006 our loss decreased compared to the previous year's quarter as we discontinued our Chinese joint ventures, joint ventured our Red Rock property and exploration slowed on our Blue Mountain Project. We incurred $18,059 in exploration fees which consisted mostly of the initial option payments and some preliminary geological work on our Trout Creek and Stone Cabin project. During the period we also investigated potential projects and accordingly we incurred $24,814 in business development related expenses. Professional fees relate to legal work involved in due diligence for potential projects and to meet our general regulatory requirements. Wages and benefits were approximately the same amount in both periods as the Company only employed the Chief Executive Officer in both periods. Filing fees decreased over the prior period as the Company completed a private placement in 2005 and the related fees to the TSX-V were paid. General and administrative, rent, travel and management fees were approximately the same.

Three-month period ended March 31, 2005

We incurred a net loss of $349,133 for the three-month period ended March 31, 2005, resulting in a loss per share of $0.02. The loss was attributable to operating expenses of $363,897, interest expense of $1,729 and a foreign exchange gain of $16,493.

During the period we incurred exploration expenses of $230,651 which consists of a $181,023 loss related to our joint ventures in China and $49,628 in other exploration expenses related to our Nevada properties and additional exploration in China. We also incurred consulting fees of $35,503, $782 in depreciation and amortization, $18,561 in filing fees, $9,167 in general and administrative expenses, $6,115 in management fees, $25,215 in professional fees, $3,587 in rent, $11,392 in travel expenses and $19,591 in wages and benefits. Expenses increased over the prior period due to our increased activities as we continue our exploration and acquisition activities in Nevada and China.

We spent $49,628 on exploration, not related to our Chinese joint ventures, compared to $75,215 in the previous year's quarter's period. The majority of these exploration expenses relate to work performed on the Company's Red Rock property and additional exploration in China. This work included mapping, sampling data compilation and claims fees. These exploration expenses decreased, in part, as the company spent $10,623 and $18,336 in staking fees in the prior year's period on the NBM and Red Rock properties respectively. They also decreased due to limited work being performed on our Blue Mountain and NBM properties, the latter of which the Company abandoned its option on during the quarter. Also included in exploration expense are option fees totalling $15,000 relating to the Red Rock property which was acquired during the three-month period ended March 31, 2004. The exploration expenses related to Red Rock are as follows: $5,491 in geologist fees, $418 in graphics supplies and analysis, $2,090 in travel and transportation and $18,277 in claim and option fees. Filing fees increased due to TSX fees relating to the closing of our private placement of 7,567,835 shares with total proceeds of $2,270,350 on January 19, 2005. Professional fees also increased due to legal work involved in closing our private placement. Travel expenses increased due to travel to our properties in Nevada and China. Wages and benefits also increased over the prior year's quarter as the Company hired a new Chief Executive Officer who joined the company in June 2004. Consulting expense relates to contracted geologist fees, including a director of the Company, to perform certain exploration activities. Management fees were constant as the monthly charge is approximately $2,000 per month.

SUMMARY OF QUARTERLY RESULTS

Quarters Ended:

	Mar 31, 2006	Dec 31, 2005	Sept 30, 2005	June 30, 2005
	$		$	$
Interest and other Income	238	1,479	3,992	1,513
Net loss for the period	(125,039)	(232,863)	(57,913)	(249,011)
General and administration expenses	110,057	163,419	8,500	182,475
Exploration expenses	18,059	68,970	44,293	87,762
Net loss per share, basic and fully diluted	(0.01)	(0.01)	(0.00)	(0.01)

Quarters Ended:

	Mar 31, 2005	Dec 31, 2004	Sept 30, 2004	June 30, 2004
	$	$	$	$
Interest and other Income	--	--	--	--
Net loss for the period	(349,133)	(422,033)	(235,839)	(292,005)
General and administration expenses	132,464	179,048	186,354	273,570
Exploration expenses	230,651	231,817	36,195	15,542
Net loss per share, basic and fully diluted	(0.02)	(0.02)	(0.01)	(0.01)

We did not earn any revenue during the three-months ended March 31, 2006 and 2005 aside from interest income. The quarter ended June 30, 2004 was the quarter in which we entered into two formal co-operative agreements with Yunnan Nonferrous Mining and Geology Ltd., pursuant to which established two Sino-Foreign joint venture companies in the Yunnan Province of China. Our losses increased in the subsequent quarters which reflected our increased exploration activities in Nevada and China until the quarter ended September 30, 2005 at which time we terminated our Chinese joint ventures, in addition to the slowing of our activities in Nevada. During the fourth quarter of 2005 the Company's loss decreased compared to the previous year's quarter as our joint venture operations in China had ceased. In connection with the termination of our Chinese joint ventures the Company recovered approximately $701,000 which was initially transferred to China to fund the operations. Also, during the fourth quarter of 2005, the Company continued into Canada from Wyoming. For the quarter ended March 31, 2006 our loss for the quarter decreased compared to the previous year's quarter as we discontinued our Chinese joint ventures, joint ventured our Red Rock property and exploration slowed on our Blue Mountain Project.

LIQUIDITY AND CAPITAL RESOURCES

Our capital resources have been limited. We currently do not, and will not, generate revenue from business operations in the foreseeable future, and to date have relied on the sale of equity and related party loans for cash required for our operations. There can be no assurances that future financing will be available on reasonable terms or any outstanding share purchase warrants will be exercised.

Total cash and cash equivalents as at March 31, 2006 and December 31, 2005, were respectively, $55,685 and $878,477. Working capital as at March 31, 2006, and December 31, 2005, were respectively, $740,026 and $866,998. The decrease in working capital between March 31, 2006 and December 31, 2005 was attributable to operating expenses of $128,116.

During the 2004 year, the Company entered into leasing agreements with respect to office and equipment leases expiring in November 2006. Arrangement has been made for Pathway Capital Ltd., a related party to manage these leases. The Company will reimburse Pathway based on estimated usage of office space and other equipment on a cost recovery basis. The balance of the 2006 lease obligation for the office space is estimated to be $9,401.

TRANSACTIONS WITH RELATED PARTIES

In addition to related party transactions disclosed elsewhere in this MD&A:

During the three-months ended March 31, 2006, the Company paid or accrued management fees, geological consulting, other consulting fees and salaries of Nil (2005 - $30,000) to directors. These activities are in the normal course of operations and are conducted at fair market value.

The Company is charged by Pathway Capital Ltd. (Pathway), a company with a common director, CDN $2,500 per month in consideration for which Pathway provides the Company with advisory services relating to general corporate development, financial matters, raising additional capital, strategic planning and other matters relating to the financial affairs of the Company.

Total management fees paid or accrued to Pathway during the three-months ended March 31, 2006 and 2005 were as follows:

2006 2005	$6,497 $6,115

In addition, Pathway charges the Company rent and other administrative services on a cost recovery basis as follows:

2006 2005	$19,465 $10,750

RISK FACTORS

Government Regulation

Mining operations and exploration activities are subject to various national, state, and local laws and regulations in the United States, which govern prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. We believe that we are in compliance in all material respects with applicable mining, health, safety and environmental statutes and the regulations passed thereunder in the United States.

Environmental Regulation

Our mining operations and exploration activities are subject to various federal, state and local laws and regulations governing protection of the environment. These laws are continually changing and, as a general matter, are becoming more restrictive. Our policy is to conduct business in a way that safeguards public health and the environment. We believe that our operations are conducted in material compliance with applicable laws and regulations.

Changes to current local, state or federal laws and regulations in the jurisdictions where we operate could require additional capital expenditures and increased operating and/or reclamation costs. Although we are unable to predict what additional legislation, if any, might be proposed or enacted, additional regulatory requirements could render certain mining operations uneconomic.

Competition

We compete with other mining companies in connection with the acquisition of gold and other precious metals properties. There is competition for the limited number of gold acquisition opportunities, some of which is with other companies having substantially greater financial resources than we do. As a result, we may have difficulty acquiring attractive gold mining/exploration properties.

We believe no single company has sufficient market power to affect the price or supply of gold in the world market.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of the Company's financial condition and results of operations, including the discussion on liquidity and capital resources, are based upon the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States and are stated in United States Dollars. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments.

The going concern basis of presentation assumes the Company will continue in operation throughout the next fiscal year and into the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Certain conditions, discussed below, currently exists which raise substantial doubt upon the validity of this assumption. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

The Company's future operations are dependent upon its ability to obtain third party financing in the form of debt and equity and ultimately to generate future profitable operations or income from investments. As of May 29, 2006 the Company has not generated revenues, and has experienced negative cash flow from operations. The Company may look to secure additional funds through future debt or equity financings. Such financings may not be available or may not be available on reasonable terms.

DISCLOSURE CONTROLS AND PROCEDURES

Management has evaluated the effectiveness of the Company's disclosure controls and procedures as at March 31, 2006 and has concluded, based on its evaluation, that these controls and procedures provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

OTHER MD&A REQUIREMENTS

Outstanding share data:

	Number of Shares	Value
Balance as of May 29, 2006	24,572,700	$5,897,448 CDN

Summary of stock options outstanding:

Number of Options	Option Price for Common Share	Expiry Date
625,000	US$0.25	September 21, 2008
300,000	US$0.30	June 7, 2009
225,000	US$0.30	June 30, 2009
50,000	US$0.23	April 8, 2010
115,000	CDN$0.22	February 2, 2011

Summary of warrants outstanding:

Number of Warrants	Exercise Price	Expiry Date
7,567,835	US$0.50	January 18, 2007

Exploration costs by property:

Blue Mountain Project	Red Rock (1)	Trout Creek Project	Stone Cabin Project
$719	Nil	$9,315	$8,212

(1) Property exploration costs are paid by Centerra (U.S.) Inc. as per terms of the joint venture agreement discussed earlier.

ON BEHALF OF THE BOARD OF DIRECTORS
TIM SEARCY	Vancouver, British Columbia
Tim Searcy, Director